UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Flux Power Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

344057203
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	344057203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cleveland Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,174,032

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,174,032

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,174,032

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* Based on a total of 16,532,275 shares of Common Stock outstanding as of November 3, 2023, as set forth in the Issuer’s Form 10-Q filed on November 9, 2023 and 98,796 additional shares of Common Stock issuable upon the exercise of warrants.

CUSIP No	344057203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cleveland Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

995,818

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

995,818

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

995,818

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Based on a total of 16,532,275 shares of Common Stock outstanding as of November 3, 2023, as set forth in the Issuer’s Form 10-Q filed on November 9, 2023 and 98,796 additional shares of Common Stock issuable upon the exercise of warrants.

CUSIP No	344057203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rocky River Specific Opportunities Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

178,214

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

178,214

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

178,214

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* Based on a total of 16,532,275 shares of Common Stock outstanding as of November 3, 2023, as set forth in the Issuer’s Form 10-Q filed on November 9, 2023.

CUSIP No	344057203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wade Massad

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

18,700

6.	SHARED VOTING POWER

1,174,032

7.	SOLE DISPOSITIVE POWER

18,700

8.	SHARED DISPOSITIVE POWER

1,174,032

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,192,732

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* Based on a total of 16,532,275 shares of Common Stock outstanding as of November 3, 2023, as set forth in the Issuer’s Form 10-Q filed on November 9, 2023 and 98,796 additional shares of Common Stock issuable upon the exercise of warrants.

CUSIP No	344057203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Shiry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

50,000

6.	SHARED VOTING POWER

1,174,032

7.	SOLE DISPOSITIVE POWER

50,000

8.	SHARED DISPOSITIVE POWER

1,174,032

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,224,032

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* Based on a total of 16,532,275 shares of Common Stock outstanding as of November 3, 2023, as set forth in the Issuer’s Form 10-Q filed on November 9, 2023 and 98,796 additional shares of Common Stock issuable upon the exercise of warrants.

CUSIP No	344057203

Item 1.	(a).	Name of Issuer:

Flux Power Holdings, Inc.

(b).	Address of issuer's principal executive offices:

2685 S. Melrose Drive Vista, California 92081

Item 2.	(a).	Name of persons filing:
Cleveland Capital Management, L.L.C. Cleveland Capital, L.P. Rocky River Specific Opportunities Fund LLC Wade Massad John Shiry

(b).	Address or principal business office or, if none, residence:
1250 Linda Street Suite 304 Rocky River, OH 44116

(c).

Citizenship:

Cleveland Capital Management, L.L.C. – Delaware limited liability company

Cleveland Capital, L.P. – Delaware limited partnership

Rocky River Specific Opportunities Fund LLC – Delaware series limited liability company

Wade Massad – United States

John Shiry – United States

(d).	Title of class of securities:

Common Stock, par value $0.001 per share

(e).	CUSIP No.:

344057203

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Cleveland Capital Management, L.L.C.:

(a)	Amount beneficially owned:

1,174,032

(b)	Percent of class:

7.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,174,032	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,174,032	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Cleveland Capital, L.P.:

(a)	Amount beneficially owned:

995,818

(b)	Percent of class:

6.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	995,818	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	995,818	.

Rocky River Specific Opportunities Fund LLC

(a)	Amount beneficially owned:

178,214

(b)	Percent of class:

1.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	178,214	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	178,214	.

Wade Massad:

(a)	Amount beneficially owned:

1,192,732

(b)	Percent of class:

7.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	18,700	,

(ii)	Shared power to vote or to direct the vote	1,174,032	,

(iii)	Sole power to dispose or to direct the disposition of	18,700	,

(iv)	Shared power to dispose or to direct the disposition of	1,174,032	.

John Shiry

(a)	Amount beneficially owned:

1,224,032

(b)	Percent of class:

7.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	50,000	,

(ii)	Shared power to vote or to direct the vote	1,174,032	,

(iii)	Sole power to dispose or to direct the disposition of	50,000	,

(iv)	Shared power to dispose or to direct the disposition of	1,174,032	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the Common Shares reported in this Schedule 13G are held by certain private funds managed by Cleveland Capital Management, L.L.C., or by its principals.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2024
(Date)

/s/ Wade Massad
Wade Massad

/s/ John Shiry
John Shiry

Cleveland Capital Management, L.L.C.

By:	/s/ Wade Massad
Name:	Wade Massad
Title:	Managing Member of the General Partner

Cleveland Capital, L.P.

By:	/s/ Wade Massad
Name:	Wade Massad
Title:	Managing Member of the General Partner

Rocky River Specific Opportunities Fund LLC

By:	/s/ Wade Massad
Name:	Wade Massad
Title:	Managing Member of the Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 6 to Schedule 13G dated February 7, 2024 relating to the Common Stock, par value $0.001 per share of Flux Power Holdings, Inc. shall be filed on behalf of the undersigned.

February 7, 2024
(Date)

/s/ Wade Massad
Wade Massad

/s/ John Shiry
John Shiry

Cleveland Capital Management, L.L.C.

By:	/s/ Wade Massad
Name:	Wade Massad
Title:	Managing Member of the General Partner

Cleveland Capital, L.P.

By:	/s/ Wade Massad
Name:	Wade Massad
Title:	Managing Member of the General Partner

Rocky River Specific Opportunities Fund LLC

By:	/s/ Wade Massad
Name:	Wade Massad
Title:	Managing Member of the Managing Member